Exhibit 1

[Appaloosa LP Letterhead]

Whirlpool Corporation

2000 North M-63

Benton Harbor, Michigan 49022-2692

Attention: Board of Directors

February 25, 2026

Ladies and Gentlemen,

As one of its largest shareholders, we looked on with a certain astonishment at Whirlpool Corporation’s recent issuance of equity, which resulted in a large, unnecessary dilution of shareholders. We believe this action reflects a striking lack of judgment on the part of the Board and senior management team.

A few points worth highlighting:

1. This issuance was done at a very high cost of capital, seemingly exceeding 10%, with the stated intent to reduce debt. This was done even though the Company’s debt is trading in the capital markets at a tax adjusted cost of capital below 5%.

2. Despite statements indicating otherwise, we believe Whirlpool has not looked to properly take advantage of the tariffs instituted by the Trump administration, either by seeking partnerships with, or by merging in whole or part its operations with, disadvantaged foreign companies. We believe doing so will not only improve the Company’s prospects and enhance equity value, but also will provide the added benefit of bringing more jobs to the United States.

Of course, any transaction could result in potential displacement of senior management. It is abundantly clear to us – and should be to all shareholders — that entrenching themselves is management’s main objective. Job preservation, while diluting outstanding equity interest in the Company, should not be the goal.

Over the years this management team has destroyed hundreds of millions of dollars of shareholder value. Enough is enough. There can be no more excuses. We encourage the Board to (i) remember their fiduciary responsibilities and not accept management acting purely in its own self-interest, and (ii) invite domestic entities or foreign corporations who want to create American jobs and increase shareholder value to take an interest in Whirlpool.

Sincerely,

/s/ David A. Tepper